Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction
Alkermes Ireland Holdings Limited	Ireland
Alkermes Pharma Ireland Limited	Ireland
Daravita Pharma Ireland Limited	Ireland
Alkermes Finance Ireland (No 3) Limited	Ireland
Alkermes Science Four Limited	Ireland
Alkermes Science Five Limited	Ireland
Alkermes, Inc.	Pennsylvania
Alkermes US Holdings, Inc.	Delaware
Rodin Therapeutics, Inc.	Delaware
Alkermes Finance LLC	Delaware
Avadel Pharmaceuticals plc	Ireland
Flamel Ireland Limited	Ireland
Avadel Finance Ireland Designated Activity Company	Ireland
Avadel US Holdings, LLC	Delaware
Avadel Management, LLC	Delaware
Avadel CNS Pharmaceuticals, LLC	Delaware
Avadel France Holding SAS	France
Avadel Research SAS	France
Avadel Investment Company Limited	Cayman Islands
Avadel Finance Cayman Limited	Cayman Islands